March 18, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2008
Form 10-Q for the period Ended October 31, 2008
File No. 0-10146
Dear Ms. Salik:
          On behalf of Servidyne, Inc. (the “Company”), this letter is in response to the Staff’s comment letter dated February 18, 2009 with respect to the above-referenced filings. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.
          The Company is requesting confidentiality pursuant to the Commission’s Rule 83 for portions of the Company’s responses to the Staff’s comment no. 4, which is redacted from the EDGAR filing of this response letter. The unredacted letter and accompanying Rule 83 request are being sent under separate cover.
FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company’s proposed additional and/or revised disclosures are set forth below the correlative Staff comments. The Company will include the disclosures in appropriate future filings.

Ms. Nudrat Salik
March 18, 2009

Management’s Discussion and Analysis, page 15
Results of Operations, page 15
2.	Your revenue discussion includes the amounts by which revenues by each product and service type increased or decreased each period. Please also disclose the total amount of revenues recorded each period for each product and service type in MD&A and the notes to the financial statements. Refer to paragraph 37 of SFAS 131.

The Company included the following table in the MD&A revenue disclosure in the Form 10-Q for the quarter ended January 31, 2009:
BPE SEGMENT REVENUES — SUMMARY BY SERVICE & PRODUCT TYPE
(Dollars in Thousands)

	Third Quarter Ended				Nine Months Ended
	January 31,		Amount	Percentage	January 31,		Amount	Percentage
	2009	2008	Change	Change	2009	2008	Change	Change
Energy Savings Projects	$1,374	$1,840	$(466)	(25)	$3,546	$7,751	$(4,205)	(54)
Lighting Products	461	—	461	—	$1,378	$—	1,378	—
Energy Management Services	521	494	27	5	1,762	1,725	37	2
Productivity Software	983	886	97	11	2,807	2,498	309	12

	$3,339	$3,220	$119	4	$9,493	$11,974	$(2,481)	(21)

In addition, the Company has included the BPE Segment’s services and products in footnote 7 in the Form 10-Q for the quarter ended January 31, 2009, and will include a similar presentation in future filings, in accordance with SFAS 131.

3.	In a similar manner to your presentation of revenues by segment, please also present a table which shows your net loss (earnings) by each segment and the Parent. Please correspondingly discuss the business reasons for changes between periods in the net (loss) earnings of each segment and the Parent.

The Company believes that Loss from Continuing Operations before Income Taxes is the most meaningful measurement level at which to discuss the business reasons for changes between periods by segment from a “bottom line” perspective because this is the measure reviewed by the chief operating decision maker to assess the performance of each operating segment. In addition, Charts A, B, and C, preceding the new Chart D are all discussions of Continuing Operations activities. The two remaining items from Loss from Continuing Operations before Income Taxes to Net earnings are Discontinued Operations and Income Taxes. Discontinued

Ms. Nudrat Salik
March 18, 2009

Operations are separately discussed within MD&A after the chart presentation. The Company included a discussion of Income Taxes after Chart D in Form 10-Q for the quarter ended January 31, 2009, and will include similar discussion in future filings.

The Company has historically presented and discussed in MD&A all of the major elements of net (loss) earnings by each segment and the Parent as follows: Revenues; Cost of Revenues; Selling, General and Administrative Expenses; Interest Costs; Gains on Sale of Real Estate Held for Sale or Future Development; and Discontinued Operations. The Company will also include in future filings a table with (loss) earnings from continuing operations before income taxes by each segment and the Parent and discussion of the business reasons for changes. The table and the discussion included in Form 10-Q for the quarter ended January 31, 2009, are set forth in Exhibit A hereto.

In addition, in compliance with SFAS 131, the Company changed the segment chart presentation in footnote 7 in Form 10-Q for the quarter ended January 31, 2009, to better represent how the chief decision maker manages the business—Net (loss) earnings was replaced with (Loss) earnings from continuing operations before income taxes. The Company also clarified this addition at the top of footnote 7 included in the Form 10-Q for the quarter ended January 31, 2009, as follows:
The Company has modified the table of operating segments financial data to better represent how the chief operating decision maker (“CODM”) reviews the performance of each operating segment. Previously, the CODM included discontinued operations from sales of income-producing properties and income taxes in the review. As the real estate market deteriorated throughout this fiscal year, it became evident that it would not be advantageous for the Company to sell any income-producing properties in the near term, and therefore the Company does not anticipate having any discontinued operations for some period of time. As a result, the CODM has changed focus to results from continuing operations. To better reflect this, “(Loss) earnings from continuing operations before income taxes” has replaced “Net (loss) earnings by segment”, for all periods presented.
Contractual Obligations, page 21
4.	Please revise your table to include a separate line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.

The interest payments were included in the “Mortgage notes payable” and “Other long-term debt” lines of the Form 10-K table. The notes in the footnotes to the table at (1) and (3) disclose the interest rate assumptions. All long-term debt obligations are at contractual fixed rates with the exception of one $1,000,000 note that bears interest at prime plus 1.5%. The Company assumed a coupon rate of 6.5% for prime (prime rate at April 30, 2008) plus 1.5% in computing the interest payments for the table.

The Company will revise the table to separately reflect interest payments in future Form 10-K filings as follows (the April 30, 2008, table has been shown as an example of what will be presented in future filings):

Ms. Nudrat Salik
March 18, 2009

	Payment due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Mortgage notes payable (1)	$18,954,631	$350,861	$795,381	$905,206	$16,903,183
Interest on mortgage notes payable (2)	6,953,246	1,227,942	2,379,815	1,807,873	1,537,617

	25,907,877	1,578,803	3,175,195	2,713,079	18,440,800

Operating leases (3)	482,234	105,203	210,460	166,571	—

Other long-term debt	1,385,875	280,875	235,000	870,000	—
Interest on other long-term debt (4)	403,286	121,168	221,180	60,938	—

	1,789,161	402,043	456,180	930,938	—

Total	$28,179,271	$2,086,049	$3,841,835	$3,810,587	$18,440,800

(1)	Regularly scheduled principal amortization and final payments due upon maturity.

(2)	In computing Interest expense, the Company used the applicable contractual rate. All of the mortgage notes payable are fixed rate debt instruments. The Company’s liability for repayment of each of these mortgages is limited by exculpatory provisions to its interest in the respective mortgaged properties.

(3)	Future minimum rental payments on the leaseback shopping center. The Company’s liability for payment under this lease is limited to its interest in the leaseback.

(4)	In computing interest expense related to variable rate debt, a coupon rate of 6.5% (prime rate at April 30, 2008, plus 1.5%) was assumed for all periods, and for fixed rate debt, the applicable contractual rate was used for all periods.
The Company believes that the change in the presentation of the table above does not represent a material change in disclosure for contractual obligations, and there have not been any material changes in contractual obligations since the Form 10-K for the fiscal year ended April 30, 2008; therefore, the Company did not include an update to contractual obligations in the Form 10-Q filing for the quarter ended January 31, 2009.
Critical Accounting Policies
Valuation Of Goodwill and Other Intangible Assets, page 23
5.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and other intangible assets, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

Ms. Nudrat Salik
March 18, 2009

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
To determine the appropriate reporting unit level, the Company first considered the guidance in paragraphs 10-15 of SFAS No. 131 (SFAS 131) Disclosures about Segments of an Enterprise and Related Information and concluded that the Company has two operating segments, the Real Estate operating segment and the Building Performance Efficiency (“BPE”) operating segment. The Real Estate operating segment does not have any recognized goodwill and was therefore not evaluated further. The BPE Segment was evaluated considering the guidance in FASB Statement No. 142 Goodwill and Other Intangible Assets (SFAS 142). Paragraph 30 of SFAS 142 states in part, that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The components of the BPE operating segment met these conditions. The Company also considered the guidance in paragraph 17 of SFAS 131 and EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 and concluded that the components of the BPE Segment had similar economic characteristics, and therefore were deemed to be a single reporting unit.

The Company performed its annual test of goodwill for impairment during the quarter ended January 31, 2009. Due to the distressed macro-economic and market conditions that existed in 2008 and have continued into 2009, the Company utilized the services of a third-party, professional valuation firm to assist with the valuation analysis of the fair value of the BPE Segment. The result of the valuation was that no impairment existed as of January 31, 2009, with the estimated fair value of the BPE Segment exceeding its carrying value by in excess of $4 million or 34%.

Ms. Nudrat Salik
March 18, 2009

The Company included the following disclosure in the MD&A and a similar disclosure in the footnotes of the Form 10-Q filing for the quarter ended January 31, 2009, and anticipates similar disclosure in applicable future filings:
The Company recently completed its annual testing of goodwill and indefinite-lived intangible assets for impairment in the most recent quarter ended January 31, 2009, as required in accordance with SFAS 142. The result of the valuation was that no impairment existed as of January 31, 2009. All of the Company’s goodwill is assigned to the BPE Segment, which has also been determined to be the reporting unit.

The valuation methodologies used to calculate the fair value of the BPE Segment were the discounted cash flow method of the income approach and the guideline company method of the market approach. The Company believes that these two methodologies are commonly used valuation methodologies. SFAS 142 discusses both methodologies as acceptable in determining the fair value of a reporting unit. In assessing the fair value of the BPE Segment, the Company believes a market participant would likely consider both the cash flow generating ability of the reporting unit, as well as, current market multiples of companies facing similar risks in the marketplace.

With the income approach, the cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Projected cash flows are discounted to present value using an estimated weighted average cost of capital, reflecting returns to both equity and debt investors. The Company believes that this is a relevant and beneficial method to use in determining fair value because it explicitly considers the future cash flow generating potential of the reporting unit.

In the guideline company method of the market approach, the value of a reporting unit is estimated by comparing the subject to similar businesses or “guideline” companies whose securities are actively traded in public markets. The comparison is generally based on data regarding each of the companies’ stock price and earnings, which is expressed as a fraction known as a “multiple.” The premise of this method is that if the guideline public companies are sufficiently similar to each other, then their multiples should be similar. The multiples for the guideline companies are analyzed, adjusted for differences as compared to the subject company, and then applied to the applicable business characteristics of the subject company to arrive at an indication of the fair value. The Company believes that the inclusion of a market approach analysis in the fair value calculation is beneficial as it provides an indication of value based on external, market-based measures.

In the application of the income approach, financial projections were developed for use in the discounted cash flow calculations. Significant assumptions included revenue growth rates, margin rates, SG&A costs, and working capital and capital expenditure requirements over a period of ten years. Revenue growth rate and margin rate assumptions were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. Consideration

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March 18, 2009

was then given to the SG&A costs, working capital, and capital expenditures required to deliver the revenue and margin determined. The other significant assumption used with the income approach was the assumed rate at which to discount the cash flows. The rate was determined by utilizing the weighted average cost of capital method.

In the income approach model, three separate financial projection scenarios were prepared using the above assumptions: the first used the expected revenue growth rates, the second used higher revenue growth rates, and the third used lower revenue growth rates. The discount rates used in the scenarios ranged from 17% for the lower growth scenario to 19% in the higher growth scenario. In each of the three discounted cash flow models, there was no indication of goodwill impairment. For the assessment of fair value of the BPE Segment based on the income approach, the results of the three scenarios were weighted (60% for the expected case and 20% each for the other scenarios) to produce the applicable fair value indication using the income approach. The weightings reflect the Company’s view of the relative likelihood of each scenario.

In the application of the market approach, the Company considered valuation multiples derived from four comparable public companies that were identified as belonging to a group of industry peers. The applicable financial multiples of the comparable companies were adjusted for profitability and size and then applied to the BPE Segment. This result also indicated that no impairment existed.

The comparable companies selected for the market approach were similar to the BPE Segment in terms of business description and markets served. As such, the Company believes a market participant is likely to consider the market approach in determining the fair value of the BPE Segment. In addition, the Company believes a market participant will consider the cash flow generating capacity of the BPE Segment using an income approach. Both the market and income approaches provide meaningful indications of the fair value to the BPE Segment, therefore, the results of the income approach and market approach were equally weighted and compared to the carrying value of the BPE Segment. This test of fair value indicated that no impairment existed at January 31, 2009.

The most significant change in valuation methodology used for valuing goodwill in the current year as compared to prior years was the addition of the market approach. In prior years, the Company used a single method to perform the test of goodwill, a discounted cash flow method under the income approach. In the current year’s test as discussed above, both the income approach and market approach were used.
In addition to the disclosures above, to further respond supplementally to the Staff Comments, details of the test of goodwill for impairment were as follows:

Ms. Nudrat Salik
March 18, 2009

In the test of goodwill at January 31, 2009, the Company used the following rates for the growth rates and discount rates in the three scenarios:

[TABLE REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]

The multiples used to estimate fair value using the market approach were as follows:

[TABLE REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]
The Company believes that the impact of including a market approach in prior years would not have materially changed the result due to the fact that comparable guideline public company multiples were substantially higher in prior years than they were at January 31, 2009.

Changes in assumptions were related to specific company and market factors present at the time of each test, including revenue growth rates and discount rates. Sensitivity testing is performed during the period of each test to support the results of each test.

In the test of goodwill at January 31, 2008, the Company used the following rates for the growth rates and discount rates in the expected case and the sensitivity case:

[TABLE REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]

6.	You state that you performed a sensitivity analysis assuming the discount rate was higher and the growth rate was lower that the assumptions used in your impairment analysis. Please disclose the actual rates used as well as the higher and lower rates used in your sensitivity analysis and how the use of the different rates would have impacted your impairment conclusions.

As discussed above, in its testing of goodwill impairment as of January 31, 2009, the Company prepared three separate financial projection scenarios as means of assessing the sensitivity of the income approach model. The first scenario used the expected revenue growth rates, the second used higher revenue growth rates, and the third used lower revenue growth rates. In each of the three discounted cash flow models, there was no indication of goodwill impairment.

Ms. Nudrat Salik
March 18, 2009

The specific rates used are discussed in the response to Staff Comment #5 above.

7.	Your disclosures in note 14 and note 17 to the financial statements indicate that all of your goodwill and the majority of your intangible assets recorded relate to the BPE segment. Given that you have recorded recurring net losses in this segment in each of the three years ended April 30, 2008 and the six months ended October 31, 2008, please disclose and provide us with a comprehensive explanation as to how you determined that no impairment existed.

The Company supplementally informs the Staff as follows:

During Fiscal Year 2007, the Company restructured two of its operating segments into one integrated operating segment, which emerged as the BPE Segment. One of the primary drivers was to change the way that the Company approached the market. Prior to fiscal 2007, the Company had two different entities selling individual services and products to customers in different market segments. For example, one entity sold engineering services to hospitality customers, while the other entity sold lighting services to commercial real estate customers. The Company had two businesses with separate management, separate sales forces, and two sets of operating personnel and processes. Beginning in 2007, the Company restructured the two businesses into one fully-functional business segment with one management team, one sales force, and one set of operating personnel and processes. The goal was to create one business that sold a grouping of product offerings to its customers—for example, a hospitality industry customer may be offered Energy Management Services which may include engineering services, lighting services and productivity services combined, or a commercial office customer may be offered an Energy Savings Project which may include lighting upgrade services combined with engineering services, etc. Selling groups of product offerings provides additional value to differentiate the Company from its competitors and the opportunity to more deeply penetrate existing customer organizations. Over the next twelve to eighteen months following the creation of the integrated BPE Segment, the Company invested heavily in the sales and marketing efforts to establish the new offerings in the marketplace.

Significant progress was made during Fiscal Year 2008: the BPE Segment experienced significant revenue growth, while improving margins and containing SG&A expense growth. In addition, the BPE Segment gained seven (7) new Fortune 500 customers, and sales proposal activity increased by more than 250%. The BPE Segment entered Fiscal Year 2009 with increasing orders and a strong sales pipeline.

During Fiscal Year 2009, as the Company has disclosed in its Form 10-Q filings, the Company believes that the deterioration in the general economy caused delays in the

Ms. Nudrat Salik
March 18, 2009

receipt of certain BPE Segment customer orders particularly for the Company’s Energy Savings Projects which typically require capital expenditures by customers. However, the BPE Segment’s offerings are designed to reduce the costs of operating buildings with a focus on energy efficiency. Both operating cost reduction opportunities and energy efficiency measures are financially and politically driven in today’s economic environment.

Beginning in October 2008, order activity began to increase dramatically; however, given the order delays and the state of the economy at that time, prior to filing the Form 10-Q for the quarter ended October 31, 2008, the Company assessed whether under SFAS 142 an event had occurred that would have required an interim test of goodwill for impairment. The Company evaluated both positive and negative factors of the then current situation, and reached the conclusion that it was not more likely than not that the fair value of the BPE Segment had been reduced below its carrying value. The Company concluded that with the increase in orders and other improvements in the BPE Segment’s business position, that there was no indication for impairment. In addition, the results of the Company’s annual testing of goodwill at January 31, 2009, further support this conclusion.

In the next four months from October 2008 to January 2009, the BPE Segment received orders in excess of $8,700,000. This resulted in a backlog at January 31, 2009, of approximately $11.3 million—an increase of nearly 60% from the backlog at the beginning of the fiscal year at April 30, 2008.

Given this strong growth, the Company expects the BPE Segment to be cash flow positive within the next twelve months with revenues continuing to grow. To support revenue growth over a longer time horizon, in addition to multi-year programs that have already begun with large customers in the private sector as discussed above, the Company anticipates strong growth from its government business. This business offers many of the same offerings, Energy Savings Projects and other energy efficiency focused offerings, by acting as a subcontractor to large energy services company (“ESCO”) partners to provide services to end-user government agency facilities. Through this business, the BPE Segment provides services to a wide-range of government facilities, from U.S. military bases to federal and state prisons to large public educational facilities. The future growth in the Company’s government business should be underpinned by two recent U.S. Government actions: in December 2008, the U.S. Department of Energy (“DOE”) announced a program to fund $80 billion worth of energy savings performance contracts to sixteen (16) large ESCOs to improve energy efficiency in government buildings; and in February 2009, President Obama signed the American Recovery and Reinvestment Act of 2009, which will provide an additional approximately $20 billion for the performance of energy efficiency projects in government buildings. The Company has existing business relationships with half of the sixteen ESCOs awarded contracts by the DOE, and a long history of providing these exact types of services for the government. The Company should be very well positioned to perform a significant amount of these projects.

Given the position of the BPE Segment as discussed above, the Company analyzed all relevant data available, including historical Company data, current backlog, specific

Ms. Nudrat Salik
March 18, 2009

customer commitments, status of outstanding customer proposals, and future economic and market conditions expected (as discussed more completely in the Company’s response to Staff Comment #5), and determined that no impairment existed at any prior period or at present.
Income-Producing Properties and Property and Equipment, page 23
8.	You state that you review your long-lived assets for an impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Please expand your disclosures to include the following:
•	Please clarify how you determine when long-lived assets should be tested for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and

•	Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.
The following disclosure was included in Critical Accounting Policies section of the Company’s Form 10-Q filing for the quarter ended January 31, 2009, and similar disclosure will be included in future filings:
The Company’s most significant long-lived assets are income-producing properties held in its Real Estate Segment. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such review takes place on a quarterly basis. The types of events and circumstances that might indicate impairment in the Real Estate Segment include, but are not limited to, those items listed in SFAS 144, paragraph 8, as well as other real estate specific factors as follows:
•	A significant decrease in the market price of a long-lived asset;

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March 18, 2009

•	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•	A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life;

•	The Company has recently sold similar income-producing properties at losses;

•	The Company has received purchase offers at prices below carrying value;

•	Income-producing properties which have significant vacancy rates or significant rollover exposure by one or more tenants;

•	Major tenant experiencing financial difficulties which may jeopardize the tenant’s ability to meet lease obligations;

•	Depressed market conditions;

•	Presence of a new competitive property constructed in the Company’s market area; and

•	Evidence of significant corrective measures required to cure structural problems, physical obsolescence, or deterioration of essential building components.

Ms. Nudrat Salik
March 18, 2009

In accordance with paragraph 4 of SFAS No. 144, the Company has determined that the lowest level of identifiable cash flows for long-lived assets in its Real Estate Segment is at each of the individual income-producing properties. Each of these income producing properties operates independent of one another and financial information for these properties is recorded on an individual property basis. When there are indicators of impairment, the recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset against the future net undiscounted cash flows expected to be generated by the asset. The Company estimates future undiscounted cash flows of the Real Estate Segment using assumptions regarding occupancy, counter-party credit-worthiness, costs of leasing including tenant improvements and leasing commissions, rental rates and expenses for the property, as well as the expected holding period and cash to be received from disposition. The Company has considered all of these factors in its undiscounted cash flows. To date, the Company has not failed Step 1 of its impairment tests under SFAS No. 144 and has not had to move to the Step 2 fair value test.

The BPE Segment has long-lived assets which consist primarily of capitalized software costs, classified as intangible assets, net on the balance sheet, as well as a portion of the property and equipment on the balance sheet. Events or circumstances which would trigger an impairment analysis of these long-lived assets include:
•	A change in the estimated remaining useful life of the asset;

•	A change in the manner in which the asset is used in the income generating business of the Company; or

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.
Long-lived assets in the BPE Segment are grouped together for purposes of impairment, as assets and liabilities of the BPE Segment are not independent of one another. On an annual basis at January 31, unless events or circumstances occur in the interim as discussed above, the Company reviews the BPE Segment’s long-lived assets for impairment. Future undiscounted cash flows of the segment as measured in its goodwill impairment analysis are used to determine whether impairment of long-lived assets exists in this segment.

Ms. Nudrat Salik
March 18, 2009

Financial Statements
Consolidated Statements of Operations page 28
9.	Please disclose the nature of the amounts included in other income. Please also explain how you determined it was appropriate to include other income and interest income in your determination of total revenues. In this regard, please tell us what consideration you gave to presenting interest income in the same section as interest expense as well as presenting other income further down on your statement of operations in a similar manner to your gains on sale of real estate.

Other income primarily represents additional rental income, in the form of parking revenues and late fees, as well as settlement of insurance or legal matters. The Company believes it is appropriate to retain certain components of other income that represent additional rental income as a component of total real estate revenues as those items represent sources of revenue tied directly to the income producing properties. The amounts retained as real estate revenues totaled $38,453, $55,013, and $57,220, for the fiscal years ended April 30, 2008, 2007, and 2006, respectively. In accordance with the provisions of SEC Regulation S-X, Article 5, Rule 5-03, “Income Statement”, the Company agrees that proceeds from insurance recoveries or legal settlements should be restated to be presented in “other income” below cost of revenues and selling, general and administrative expenses. Interest income represents interest earned on cash held in escrow associated with Internal Revenue Code Section 1031 federal tax deferred exchanges as well as interest earned on money market accounts. The Company also agrees that interest income should be restated and presented in the same geographic area as interest expense in accordance with Rule 5-03.

The Company has considered whether these restatements are material under the provisions of SAB 99 and has concluded that the restatements are not material. This decision has been reached after considering both the qualitative and quantitative impacts of the restatements. The most relevant measure for investors is the trend of earnings or revenue. The errors above have no impact on earnings. The impact on revenues is less than 3% for the fiscal years ended April 30, 2008, 2007, and 2006, as well as the interim periods in the fiscal years ended April 30, 2009 and 2008. The Company had clearly labeled in previously issued financial statements each of the accounts affected on separate lines of the statement of operations, except for the inconsequential amounts that remained in revenues related to real estate revenues noted above. A knowledgeable reader could have performed their own analysis of

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March 18, 2009

revenue trends. The error corrections have no impact on debt covenants as disclosed in response to Comment #13.

The Company restated interest income and certain components of other income retrospectively in Form 10-Q for the quarter ended January 31, 2009, and included the following disclosure describing the changes in Note 2:
Restatement of Previously Issued Condensed Consolidated Financial Statements

Subsequent to the issuance of the October 31, 2008 condensed consolidated financial statements, the Company determined that interest income and certain components of other income were not presented in accordance with SEC Regulation S-X, Article 5, Rule 5-03, “Income Statement.” In periods prior to the quarter ended January 31, 2009, the Company included interest income and certain components of other income in the determination of total revenues. Beginning in the quarter ended January 31, 2009, the Company revised its presentation of interest income and certain components of other income to “other (income) and expenses” in the condensed consolidated statement of operations. Prior period amounts have been restated to conform to this new presentation. The Company does not believe that these restatements are material to the Company’s condensed consolidated financial statements for the quarter ended January 31, 2009, or for the consolidated financial statements for any prior quarterly or annual periods.
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies, Page 31
(c) Revenue Recognition, page 31
10.	You disclose that original contract prices are adjusted as necessary for change orders in the amounts that are reasonably estimated based on your historical experience. Please disclose the nature and types of these change orders, including whether you and the customer have agreed upon the prices of the change orders. Please tell us how your accounting of these change orders complies with the guidance of paragraphs 61 through 63 of SOP 81-1.

From time to time, in the normal course of business, change orders occur on Energy Savings Project contracts. The nature of these change orders usually involves a change in the scope of the project—for example, a change in the number or type of units being installed. The prices of the change orders are based on the specific materials, labor,

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March 18, 2009

and other project costs affected. The majority of the time, in accordance with SOP 81-1, paragraph 61, contract revenue and costs are adjusted to reflect change orders when they are approved by both the Company and its customer for both scope and price. For a small percentage of all change orders (estimated to be 5% or less of change order value historically), the Company will perform work on a change order that is unpriced; that is, the work to be performed is defined, but the adjustment to the contract price is to be negotiated later. When a change order is unpriced, the Company evaluates the particular circumstances of that specific instance in determining whether to adjust the contract revenue and/or costs related to the change order. For unpriced change orders, the Company will record revenue in excess of costs related to a change order on a contract only when the Company deems that the adjustment to the contract price is probable based on its historical experience with that customer in accordance with SOP 81-1, paragraph 62.

The Company included the following disclosure in the Critical Accounting Policies section of the Form 10-Q for the quarter ended January 31, 2009, and will include similar disclosure in the notes to the financial statements, as well as, in Critical Accounting Policies in future filings:
Energy savings project revenues are reported on the percentage-of-completion method, using costs incurred to date in relation to estimated total costs of the contracts to measure the stage of completion. Original contract prices are adjusted for change orders in the amounts that are reasonably estimated and in accordance with SOP 81-1. The nature of the change orders usually involves a change in the scope of the project, for example, a change in the number or type of units being installed. The prices of the change orders are based on the specific materials, labor, and other project costs affected. In accordance with SOP 81-1, paragraph 61, contract revenue and costs are adjusted to reflect change orders when they are approved by both the Company and its customer for both scope and price. For a change order that is unpriced; that is, the work to be performed is defined, but the adjustment to the contract price is to be negotiated later, the Company evaluates the particular circumstances of that specific instance in determining whether to adjust the contract revenue and/or costs related to the change order. For unpriced change orders, the Company will record revenue in excess of costs related to a change order on a contract only when the Company deems that the adjustment to the contract price is probable based on its historical experience with that customer in accordance with SOP 81-1, paragraph 62.
11.	Please disclose the amount of change order/claim amounts included in your determination of revenue as well as whether these amounts include a profit component. If so, please also disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

Ms. Nudrat Salik
March 18, 2009

For the years ended April 30, 2008, April 30, 2007, and April 30, 2006, the Company had approximately $450,000, $150,000, and $100,000, respectively of change orders included in revenues. The Company had no claims in any of the periods presented.

Based on the particular circumstances of each change order, the Company may include a profit component as described in the Company’s response to comment #10 above.

12.	Please disclose your accounting policy related to claims. See paragraph 65 of SOP 81-1.

The Company has not had any claims as defined by SOP 81-1. If any material claims do occur, the Company will include a disclosure in applicable future filings disclosing its accounting policy in accordance with SOP 81-1.
Note 4. Discontinued Operations
Real Estate Sales of Income-Producing Properties, page 38
13.	Please help us better understand your accounting and presentation of the shopping center in Orange Park, Florida. Your disclosures indicate that you acquired the land and building associated with this shopping center on February 12, 2007 and sold it on July 31, 2007. You state that your historical financial statements have been prepared with the results of operations and cash flows of sold income-producing properties shown as discontinued operations, with the exception of the revenues, backlog, costs and expenses, and cash flows associated with the shopping center located in Orange Park, Florida, for the period between May 1, 2006 and February 12, 2007, which have not been restated as discontinued operations and are still included in continuing operations. Please explain to us and further expand your disclosures to clarify during which periods the results of this shopping center are and are not included in discontinued operations and how you determined when these operations should and should not be included in discontinued operations based on paragraphs 41 through 44 of SFAS 144.

In 1976, the Company developed the shopping center in Orange Park, Florida, which it then sold to an unrelated third party and leased back. The Company owned only the leasehold interest to this property from the original sale to the third party in 1976 until February 12, 2007. The leaseback interest did not meet the definition of a component of an entity as defined by SFAS 144, paragraph 41, and therefore was not be included in discontinued operations. As such, until February 12, 2007, the revenues, costs and expenses, and cash flows of the leaseback interest were included in continuing operations. On February 12, 2007, the Company then acquired the ownership interest in the shopping center, and, as a result, reclassified the property as an Owned Shopping Center in the financial statements. Based on this acquisition, the Orange

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March 18, 2009

Park, Florida shopping center qualified as a component under SFAS 144. On July 31, 2007, the Company then sold the property to an unrelated third party. In accordance with SFAS 144, the revenues, costs and expenses, and cash flows of the then owned property were included in discontinued operations for the period February 12, 2007, through July 31, 2007.
Note 8. Mortgage Notes Payable and Leases and Note 9. Other Long-Term Debt, page 40
14.	Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
The Company has four mortgage notes on long-term real estate assets and two other long-term debt obligations. The long-term debt obligations have no financial or non-financial covenants. The Company’s mortgage notes do not contain any financial covenants, with the exception of a guarantee on one of its real estate mortgage loans that requires a Company subsidiary to maintain a net worth of at least $4 million. The subsidiary’s net worth was approximately $17 million as of January 31, 2009.
The Company included the above disclosure in the liquidity and Capital Resources section of the Form 10-Q for the quarter ended January 31, 2009, and will include similar disclosure in the footnotes as well as the Liquidity and capital resources section in future filings.
Note 10. Income Taxes, page 42
15.	In light of your history of losses, please provide detailed disclosures as to how you determined it is more likely than not that you will realize your deferred tax assets. In this regard, please address each of the following points in your disclosures:
•	Please provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a

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valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109. You should discuss the significant estimates and assumptions used in your analysis. You should also discuss how you determined the amount of the valuation allowance to record;
The Company weighs all available evidence in order to determine whether it is more-likely-than-not that a deferred tax asset (“DTA”) will be realized in a future period. The Company considers general economic conditions, market and industry conditions, as well as internal Company specific conditions, trends, management plans, and other data in making this determination.

Evidence considered is weighted according to the degree that it can be objectively verified. Reversal of temporary differences are weighted with more significance than projections of future earnings of the Company.

Positive evidence considered includes the following:
•	The $2.05 million deferred tax asset related to net operating loss (“NOL”) carryovers is less than the $7.9 million deferred tax liability (“DTL”), as shown in Note 10 on Form 10-K for the year ended April 30, 2008. The Company is in an overall net DTL position.

•	Future reversals of temporary differences
o	A DTL related to property and equipment has been scheduled out to determine if it will reverse in the same time period which the NOL DTA will reverse. The $150,000 DTL related to these assets will reverse within the carryover period of the net operating losses. The DTL related to amortization of indefinite lived intangibles was not included in the $150,000 discussed above.

o	Only a portion of the $6.5 million DTL related to gains on real estate assets structured as deferred like-kind exchanges would need to reverse within the carryforward period of the NOL carryforwards in order to fully offset the reversal of this DTA. The tax basis in certain real estate assets is lower than its GAAP basis as a result of the Company entering into Internal Revenue Code Section 1031 like-kind exchange transactions. Tax gain is deferred in these types of transactions, and the basis of the replacement property is equal to the basis in the surrendered property. The Company has a plan to dispose of its 4 remaining real estate holdings over the next 5 to 10 years. Additionally, a tax gain related to a real estate asset that was sold in fiscal year 2008 was recognized in the first quarter of fiscal year 2009 for which a portion of the $6.5 million DTL relates. In each of the last

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3 years, the Company has generated significant gains from the sale of real estate. Additionally, the Company could choose to sell the property earlier than planned if necessary to utilize expiring NOL carryovers. The extended time period involved in this instance makes this a reasonable assumption.
•	The Company historically has not had DTAs expire prior to utilization.

•	There is a long carryforward period remaining for the net operating loss carryforwards. The oldest federal NOL carryovers will expire in the April 30, 2024 tax-year and the most recent federal NOL carryovers will expire in the April 30, 2027 tax-year. The significant state NOL carryovers not already reserved for will also expire between the April 30, 2024 and April 30, 2027 tax-years. The long remaining lives of the NOL carryovers is positive evidence given that there is more time to generate the necessary taxable income to utilize the NOL carryovers.

•	Lack of cumulative loss in recent years — While the Company has generated losses from continuing operations in each of the last three years, it has also generated gains from real estate disclosed as discontinued operations to generate overall pre-tax net income. SFAS 144 requires that this type of income be reported through discontinued operations, and this requirement impacts the real estate industry heavily. Given that the Company has historically operated in the real estate industry, the income generated from the disposition of these real estate assets should be included in this analysis. The sale of real estate assets is an expected event, as opposed to an isolated incident.

•	Taxable income projections prepared by the Company demonstrate that the net operating loss carryovers will be utilized prior to expiration. After taking into account reversals of existing DTLs, the remaining DTA will be utilized through other taxable income generated over the remaining carryover period in each jurisdiction. The projections used for this analysis are the same ones used for the SFAS 142 goodwill impairment testing.

•	The Company is holding appreciated land that is planned to be sold prior to the expiration of the NOL carryover period. Book and tax basis is equal, as land is not depreciable for tax purposes. Any gain recognized upon this future sale will result in the utilization of NOL carryovers.

•	The Company has generated taxable income in two of the last three tax-years thus utilizing net operating loss carryovers from the oldest tax-years.
Negative evidence considered includes the following:
•	The current real estate market and lack of readily available credit could make it difficult for the Company to trigger gains on sales of real estate. Given the extended lives of the NOL carryovers and the historical cyclical nature of the

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industry, a reasonable assumption can be made that the market will improve prior to expiration of the NOL carryovers.
The valuation allowance currently recorded against the DTA for state net operating loss carryforwards was recorded for certain separate return limitation years. These were years that the separate legal entities generated tax losses prior to the filing of a consolidated tax return. In order for these losses to be utilized in the future, the legal entity which generated the losses must generate the taxable income to offset it. The allowance was recorded as the Company believes that it was not more-likely-than-not that these losses would be utilized prior to expiration.

The Company included the following disclosure in the Critical Accounting Policies section of the Form 10-Q for the quarter ended January 31, 2009, and will include similar disclosure in future filings:
The Company periodically reviews its deferred tax assets (“DTA”) to assess whether it is more likely than not that a tax asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income. A valuation allowance is established against a deferred tax asset if there is not sufficient evidence that it will be realized. The Company weighs all available evidence in order to determine whether it is more-likely-than-not that a deferred tax asset will be realized in a future period. The Company considers general economic conditions, market and industry conditions, as well as internal Company specific conditions, trends, management plans, and other data in making this determination.

Evidence considered is weighted according to the degree that it can be objectively verified. Reversals of temporary differences are weighted with more significance than projections of future earnings of the Company.

Positive evidence considered included the following: deferred tax liabilities in excess of DTA, future reversals of temporary differences, Company historical evidence of not having DTAs expire prior to utilization, long carryforward period remaining for NOL carryforwards, lack of cumulative taxable loss in recent years, taxable income projections conclude that NOL carryovers will be utilized prior to expiration, and evidence of appreciated real estate holdings planned to be sold prior to expiration of NOL carryover period.

Negative evidence considered includes the fact that the current real estate market and lack of readily available credit could make it difficult for the Company to trigger gains on sales of real estate.

Ms. Nudrat Salik
March 18, 2009

The valuation allowance currently recorded against the DTA for state net operating loss carryforwards was recorded for certain separate return limitation years. These were years that the separate legal entities generated tax losses prior to the filing of a consolidated tax return. In order for these losses to be utilized in the future, the legal entity which generated the losses must generate the taxable income to offset it. The allowance was recorded as the Company believed that it was not more-likely-than-not that these losses would be utilized prior to expiration.

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
The following was included in the Critical Accounting Policies section of the Form 10-Q for the quarter ended January 31, 2009:
The Company will have to generate $3.4 million of pre-tax income to realize the federal NOL carryover and an additional $16.3 million of pre-tax book income to realize the state NOL carryovers. This amount of pre-tax book income would allow for the reversal of the $2.05 million DTA related to NOL carryforwards. There is a long carryforward period remaining for the net operating loss carryforwards. The oldest federal NOL carryovers will expire in the April 30, 2024 tax-year and the most recent federal NOL carryovers will expire in the April 30, 2027 tax-year. The significant state NOL carryovers will also expire between the April 30, 2024, and April 30, 2027, tax years. The Company has no material permanent book/tax differences.
•	Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and
As discussed in response to Staff Comment #5, the Company anticipates that the BPE Segment will continue to improve its financial position and become profitable within the next twelve months. In addition the Real Estate Segment will continue to periodically produce gains on sale of real estate held for investment as well as from real estate asset sales. The Company bases the assessment of the realizability of deferred tax assets using the same projections as used for testing of goodwill and long-lived assets for impairment.
•	Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
The DTA related to the federal NOL carryover will not begin to expire until the April 30, 2024 tax-year. The $150,000 DTL related to property and equipment will fully

Ms. Nudrat Salik
March 18, 2009

reverse through depreciation book/tax differences prior to the expiration of the federal NOL carryover. This additional tax over book income is of the same character as the NOL carryover. The Company also has a plan to dispose of the real estate for which the $6.5 million DTL is recorded prior to the expiration of the federal NOL carryover which begins in the April 30, 2024, tax year. The tax over book income generated as a result of these sales will absorb any remaining federal NOL carryover. It is reasonable to assume that given the long remaining life of the federal NOL carryovers that this DTL will reverse prior to the DTA expiring.

The significant state NOL carryover relates to a Georgia consolidated NOL. The DTA relates to these state NOL carryovers will not begin to expire until the April 30, 2024 tax-year. Three of the properties with deferred gain DTLs are located in the state of Georgia. In the tax year that this Georgia property is sold, the single sales apportionment factor will cause the entire gain to be apportioned to Georgia thus utilizing NOL carryovers. Regardless of whether the gain is capital or ordinary, it will be able to be offset by Georgia NOL carryovers. Additionally, a property in Florida with deferred gain will produce enough DTL reversal to offset the remaining Florida NOL carryovers.

16.	Please provide the disclosures required by paragraphs 20 and 21 of FIN No. 48.

For the fiscal year ended April 30, 2008, the Company’s uncertain tax positions were de minimis, totaling less than $4,000. As such, the Company did not include the table required by paragraph 21 of FIN 48 in its Form 10-K for the fiscal year ended April 30, 2008. Should a FIN 48 obligation become material, the Company will include this table in future Form 10-K filings.

The Company does not include income taxes in its footnotes to the Form 10-Q as there has been no material change in the tax rates since the Form 10-K for the year ended April 30, 2008. The Company will include the following additional information, as applicable, its income tax accounting disclosure in footnote #2 in future filings:

The Company has no material FIN 48 obligations. The Company’s policy is to record interest and penalties as a component of income tax benefit on the Consolidated Statement of Operations.

Ms. Nudrat Salik
March 18, 2009

Note 13. Net Earnings (Loss) Per Share, page 44
17.	Please disclose how you treated your restricted stock for purposes of computing net earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock.

The Company acknowledges that the current disclosure of earnings (loss) per share can be clarified on the treatment of restricted stock in the calculation of diluted earnings (loss) per share. The Company has revised this disclosure in Form 10-Q for the quarter ended January 31, 2009, and will similarly revise this disclosure in applicable future filings to read:
“diluted earnings (loss) per share is computed giving effect to dilutive stock equivalents resulting from outstanding stock options, restricted stock, and stock appreciation rights”.
Note 14. Operating Segments, page 45
18.	You provide a description of the items included in Parent Company’s assets. Please provide a similar description of the items included in Parent Company’s net (loss) earnings each period presented as well as disclose why these amounts were not allocated to reportable segments. Refer to paragraphs 31 and 32 of SFAS 131.

The following disclosure was included as a footnote in the Form 10-Q for the quarter ended January 31, 2009, and similar disclosure will be included in applicable future filings:
The Parent Company’s net loss in each period is derived from corporate headquarters activities and consists primarily of the following: Parent Company executive officers’ compensation and costs related to the Company’s status as a publicly-held company, which include, among other items, legal fees, compliance costs, non-employee director’s fees, and other reporting costs. The corporate headquarters activities do not earn revenue. All relevant costs related to the business operations of the Company’s operating segments are either paid directly by the operating segments or allocated to the segments by the Parent. The allocation method is dependent on the nature of each expense item. Allocated expenses include, among other items, accounting services, information technology services, insurance costs, and audit and tax preparation fees.

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March 18, 2009

FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2008
General
19.	Please address the above comments in your interim filings as well.

The Company will include the revised and/or additional disclosures set forth above in future filings, as appropriate.
Management’s Discussion and Analysis, page 18
20.	On page 25 you disclose that the $3,471,000 in cash previously held in escrow was released after you elected not to purchase a replacement property to complete a proposed Internal Revenue Code Section 1031 federal tax deferred exchange. Please disclose if there was any impact on your income tax provision due to your decision not to purchase a replacement property.

On December 13, 2007, the Company sold its owned office park located in Marietta, Georgia. After selling expenses and repayment of the mortgage loan, the sale generated approximately $3,471,000 in cash proceeds. The Company originally intended to use the net proceeds from the sale to acquire a like-kind property in order to qualify the sale for income tax deferral under Internal Revenue Code Section 1031, and had placed the proceeds with a qualified third-party intermediary. When the sale transaction occurred, a deferred tax liability was recorded to account for the deferred tax gain, in accordance with FAS 109. The Company subsequently determined that it would not complete such acquisition to qualify the sale for Code Section 1031 treatment, and the cash proceeds held in a qualified escrow account were subsequently released to the Company in June 2008.

For tax purposes, the sale transaction was treated as an installment sale, whereby the gain related to the cash proceeds held in the qualified escrow account was deferred until the proceeds were released in June 2008. Therefore, during the fiscal quarter ended July 31, 2008, the deferred gain related to the release of the proceeds was recognized in taxable income, and the deferred tax liability related to the deferred gain became a current tax liability. There was no other impact on the income tax provision.

The Company has updated the disclosure in footnote 10 in the Form 10-Q for the quarter ended January 31, 2009, to include the tax impact of this transaction.

21.	Please expand MD&A to provide a discussion of recent economic events and its current and expected future impact on your operations, financial position, and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing

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these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please discuss the impact on each segment separately.
The following disclosure expanding the Company’s MD&A discussion of recent economic events and its current and expected future impact on the Company’s operations was included in the Company’s recently filed Form 10-Q for the quarter ended January 31, 2009:
During Fiscal Year 2009, the Company believes that the deterioration in the general economy has resulted in delays in the receipt of orders particularly for the Company’s Energy Savings Projects which require capital expenditures from customers. However, the Company’s offerings are designed to reduce the costs of operating buildings with a focus on energy efficiency. Both cost reduction opportunities and energy efficiency measures are financially and politically driven in today’s economic environment. Beginning in October 2008, order activity began to increase dramatically and over the next four months from October 2008 to January 2009, the BPE Segment received orders in excess of $8,700,000. This resulted in a backlog at January 31, 2009, of approximately $11.3 million—an increase of nearly 60% from the backlog at the beginning of the year at April 30, 2008. The Company will recognize revenue from a significant portion of these new orders well into fiscal year 2010.
Given this strong growth, the Company expects the BPE Segment to be cash flow positive within the next twelve months with revenues continuing to grow. To support revenue growth over a longer time horizon, in addition to multi-year programs that have already begun with large customers in the private sector as discussed above, the Company anticipates strong growth from its government business. This business offers many of the same offerings, Energy Savings Projects and other energy efficiency focused offerings, by acting as a subcontractor to large energy services company (“ESCO”) partners to provide services to end-user government agency facilities. Through this business, the BPE Segment provides services to a wide-range of government facilities, from U.S. military bases to Federal and State prisons to large public educational facilities. The future growth in the Company’s government business should be underpinned by two recent U.S. Government actions: in December 2008, the U.S. Department of Energy (“DOE”) announced a program to fund $80 billion worth of energy savings performance contracts to sixteen (16) large ESCOs to improve energy efficiency in government buildings; and in February 2009, President Obama signed the American Recovery and Reinvestment Act of 2009, which will

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March 18, 2009

provide approximately an additional $20 billion for the performance of energy efficiency projects in government buildings. The Company has existing business relationships with half of the sixteen ESCOs awarded contracts by the DOE and a long history of providing these exact types of services for the government. The Company should be well positioned to perform a significant amount of these projects.
While the recent increased order activity may indicate that the Company’s customers’ capital expenditure constraints are relaxing, there can be no assurance that such increased order activity can be sustained, particularly if recent macro-economic conditions were to continue, or worsen, for an extended period of time.
The Company’s Real Estate Segment is in the business of creating long-term value by periodically realizing gains through the sale of existing real estate assets, and then redeploying its capital by reinvesting the proceeds from such sales in new real estate assets or in other segments of the Company. The Company has historically generated substantial liquidity from the periodic sale of its real estate assets held for investment. However, the current real estate portfolio consists of a limited number of properties, and given recent declines in commercial real estate values in the United States, the Company may elect to not sell or be unable to sell any of its real estate assets in the near future. Since December 2007, the period over which the U.S. economy has been in recession, the Real Estate Segment has seen continued interest from prospective tenants, and has signed new leases and/or lease extensions with third parties at its two shopping centers and at its two office buildings. Marketing efforts continue to be a primary focus for the Real Estate Segment. The Company is continuing to monitor the sales and operating performance of all of the Real Estate Segment’s tenants, and is reducing Real Estate Segment operating costs. As of January 31, 2009, the Company’s income-producing properties were 91% leased.
The decreased order activity that the BPE Segment encountered earlier in the fiscal year, beginning in the Company’s third fiscal quarter of 2008 and continuing into the second fiscal quarter of 2009, combined with the cash utilized in the Company’s June 2008 acquisition of its lighting distribution business, resulted in significant usage of the Company’s cash during those quarters; however, cash usage has significantly moderated during the most recent fiscal quarter ended January 31, 2009. The Company believes that it has sufficient capital resources to operate its business in the ordinary course until the BPE Segment begins to generate cash flow from operations, which is expected to occur within the next twelve months, although there can be no guarantee that this

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will be the case, particularly if recent macro-economic conditions continue, or worsen, for an extended period of time.
For the additional liquidity discussion added to the Company’s Form 10-Q for the period ended January 31, 2009, see the Company’s response to Staff Comment #22 below.
Liquidity and Capital Resources, page 25
22.	You believe that currently available cash and cash generated from operations will be sufficient to meet working capital requirements and anticipated capital expenditures. Given that you have not generated any cash flows from operating activities in each of the three years ended April 30, 2008 and the six months ended October 31, 2008 and given that your cash and restricted cash balance has decreased by approximately 47% since April 30, 2008, please expand your disclosures to provide a comprehensive discussion of how you determined that currently available cash and cash generated from operations will be sufficient to meet your working capital requirements and anticipated capital expenditures. You should clearly identify each of your significant sources and uses of cash, any significant changes in your sources and uses of cash from period to period, the impact of significant changes in your sources and uses of cash on your liquidity and capital resources, and how long you believe that your sources of cash will be sufficient to meet your needs. Given that one of the possible sources of cash that your disclosures indicate is the sale of real estate assets, please also consider disclosing the amount of real estate assets that you are able to sell at this time, if necessary, without any restrictions.

The decrease in cash and restricted cash between April 30, 2008, and October 31, 2008, was primarily the result of three main factors: the acquisition and initial capitalization of the Company’s lighting distribution business in June 2008, using cash of approximately $1,600,000; the delays in customer orders at the BPE Segment; and the cash requirements of Corporate headquarters. However, cash used in operations stabilized in the third fiscal quarter ended January 31, 2009, only consuming approximately $13,000. In addition, as discussed in responses to other Staff Comments above, the BPE Segment has received significant orders since October 2008, and the segment’s business environment has improved. The Company anticipates that the BPE Segment will provide positive cash flow within the next twelve months. The Company believes that current cash reserves and cash generated from BPE Segment operations, Real Estate Segment rental operations, and sales of real estate held for investment (land parcels) will be sufficient sources of cash to meet corporate needs for the foreseeable future.

Ms. Nudrat Salik
March 18, 2009

Significant uses of cash are anticipated to continue to be capital expenditures for both the BPE Segment and the Real Estate Segment, mortgage repayments on the Company’s debt obligations, and cash requirements of Corporate headquarters. These uses of cash are not expected to change materially in the near future, with the exception of Real Estate capital expenditures which may increase if significant tenant improvements are anticipated for new tenant lease build-outs. This use would be partially offset by additional rental income.
The sale of income-producing real estate assets in the current macro-economic environment might not be advantageous to the Company. The Company does not anticipate the need to sell such assets at this time, and has not recently explored the economics or viability of any specific sales.
The following disclosure expanding our Liquidity and Capital Resources discussion was included in the Company’s recently filed Form 10-Q for the quarter ended January 31, 2009:
During the third quarter of fiscal 2009, cash used in operating activities stabilized, only consuming approximately $13,000. The Company’s primary source of cash for future operations is expected to be current cash reserves and additional cash generated from BPE Segment operations and sales of real estate held for investment. The Company has historically generated substantial liquidity from the sale of real estate assets. As a result, the current real estate portfolio consists of a limited number of properties, and given the recent decline in commercial real estate values in the United States, the Company may elect not to sell or be unable to sell any of its real estate assets in the near future. The Company in recent years has not utilized bank lines of credit for operating purposes, and does not currently have in place any such lines of credit.
While the Company’s operations used substantial amounts of cash during the first two quarters of fiscal 2009, the level of cash usage moderated significantly in the third quarter. This moderation, together with the substantial increase in BPE Segment customer orders in the third fiscal quarter, which are expected to contribute to revenues in the coming year, cause management to believe that the Company will be able to generate positive cash flow from the BPE Segment operations within the next twelve months. As a result, the Company believes that currently available cash and cash generated from operations will be sufficient to meet working capital requirements and anticipated capital expenditures for the foreseeable future. However, this will depend substantially upon future operating performance (which may be affected by prevailing economic conditions) and

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financial, business and other factors, some of which are beyond the Company’s control.
The Company has no material commitments for capital expenditures; however, the Company does expect that capital spending in fiscal year 2010 will approximate $500,000, with growth in the BPE Segment capital expenditures approximating $350,000, and the remainder of capital to be spent for replacement of computer hardware and Company vehicles. Capital expenditures beyond fiscal year 2010 have not been determined at this time. Other significant uses of cash are anticipated to be scheduled mortgage repayments of the Company’s debt obligations and cash requirements of Corporate headquarters. The Company’s uses of cash are not expected to change materially in the near future, with the exception of discretionary Real Estate capital expenditures, which may increase if significant tenant improvements are required for new tenant lease build-outs. This use would be offset during the lease terms by the additional rental income.
In the event that currently available cash and cash generated from operations were not sufficient to meet future cash requirements, the Company would need to sell real estate assets, seek external debt financing or refinancing of existing debt, seek to raise funds through the issuance of equity securities, limit growth, curtail operations to levels consistent with the constraints imposed by available cash and cash flow, or any combination of these options. The Company’s ability to secure debt or equity financing or to sell real estate assets could be limited by economic and financial conditions at any time, but likely would be severely limited by credit market conditions similar to those that have existed in recent fiscal quarters. Management cannot provide assurance that any reductions in planned expenditures or in operating expenses would be sufficient to cover shortfalls in available cash, or that debt or equity financing or real estate asset sales would be available on terms acceptable to the Company, if at all.
23.	Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

The Company included the following disclosure in Form 10-Q for the quarter ended January 31, 2009, and anticipates that a similar disclosure will be included in future filings:
The Company has no material commitments for capital expenditures; however, the Company does expect that capital spending in fiscal year 2010 will approximate $500,000, with growth in the BPE Segment capital expenditures approximating $350,000, and the remainder of capital to be spent for the replacement of computer hardware and Company vehicles. Capital expenditures beyond fiscal year 2010 has not been determined at this time.
* * * *
          The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Nudrat Salik
March 18, 2009

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to call the undersigned at (770) 953-0304 with any questions or comments.

Very truly yours, SERVIDYNE, INC.
By:	/s/ Rick A. Paternostro
Rick A. Paternostro,
Chief Financial Officer

cc:	Alan R. Abrams David A. Stockton David M. Eaton

Ms. Nudrat Salik
March 18, 2009

Exhibit A
(LOSS) EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
Consolidated loss before income taxes from continuing operations was $968,568 in the third quarter of fiscal year 2009, compared to $1,130,782 in the same period of fiscal year 2008, a reduction in the loss of $162,214. For the nine months ended January 31, 2009, the consolidated loss before income taxes from continuing operations was $3,804,617, compared to $1,210,108 in the same period of fiscal year 2008, an increase in the loss of $2,594,509, primarily as a result of the absence in fiscal year 2009 of revenue from sales of leasehold interests and a decrease in revenue from the BPE Segment.
The figures in Chart D are net of intersegment eliminations.
CHART D
(LOSS) EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
SUMMARY BY SEGMENT
(Dollars in Thousands)

	Third Quarter Ended		Increase	Nine Months Ended		Increase
	January 31,		(Decrease)	January 31,		(Decrease)
	2009	2008	Amount	2009	2008	Amount

BPE (1)	$(183)	$(225)	$42	$(989)	$(82)	$(907)
Real Estate (2)	(178)	(77)	(101)	(487)	1,291	(1,778)
Parent (3)	(608)	(829)	221	(2,329)	(2,419)	90

Total	$(969)	$(1,131)	$162	$(3,805)	$(1,210)	$(2,595)

NOTES TO CHART D

(1)	BPE Segment loss before income taxes decreased by approximately $42,000 in the third quarter of fiscal 2009 compared to the same period in fiscal 2008, primarily due to an increase in revenue of approximately $119,000 (see Chart A), a decrease in cost of revenues of approximately $61,000 (see Chart B), and an increase in SG&A expenses of approximately $150,000 (see Chart C).

BPE Segment loss before income taxes increased by approximately $907,000 in the first nine months of fiscal 2009 compared to the same period in fiscal 2008, primarily due to:

Ms. Nudrat Salik
March 18, 2009

(a)	a decrease in revenues of approximately $2,481,000, primarily due to delays in the receipt of orders for certain energy savings projects. Such orders have been received and have contributed to BPE backlog at January 31, 2009, that is 62% higher than the backlog balance at October 31, 2008;

(b)	a corresponding decrease in cost of revenues of approximately $2,086,000; and

(c)	an increase in SG&A expenses of approximately $512,000, primarily due to the costs associated with the Company’s new lighting distribution business which was acquired during the first quarter of the fiscal year.
(2)	Real Estate Segment’s loss before income taxes of approximately $487,000 for the first nine months of fiscal year 2009 represents an earnings decline of approximately $1,778,000 as compared to the same period of fiscal year 2008, primarily due to:
(a)	a decrease in revenues of approximately $1,927,000, primarily due to the absence of revenues of approximately $1,553,000, generated in the first quarter of fiscal year 2008 by the sale of a leasehold interest and a decrease in revenues of approximately $519,000 due to the expiration of an anchor tenant lease; and

(b)	the absence of $147,000 in costs related to the revenues from the sale of the leasehold interest above.
(3)	Parent loss before income taxes decreased by approximately $221,000 in the third quarter ended January 31, 2009, compared to the same period of 2008, primarily due to the settlement of an insurance claim in the amount of $285,000, partially offset by an increase in legal fees related to settling the claim and an increase in compliance costs.